[Letterhead of Sutherland Asbill & Brennan LLP]

October 28, 2013

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation Preliminary Proxy Materials on Schedule 14A filed October 10, 2013 File No. 814-00809

Dear Mr. Minore:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00809), filed with the Commission on October 10, 2013 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, attached as an appendix hereto are marked pages from the Company’s definitive proxy materials on Schedule 14A, reflecting revisions in response to the Staff’s comments.

Proposal I

1.	Please clarify that, if Proposal I is approved, no further stockholder authorization will be solicited, irrespective of the amount of dilution in NAV or voting interests of the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Please clarify that dilution may be substantially higher than that experienced in the Company’s November 2012 offering, with no corresponding benefit to the Company’s stockholders.

Dominic Minore, Esq.

October 28, 2013

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please balance the discussion of “Reasons to Offer Common Stock Below NAV” with a statement that the benefits discussed thereunder may not be realized.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Please change the “Key Stockholder Considerations” heading to “Key Stockholder Considerations and Risk Factors.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please clarify in the “Key Stockholder Considerations – Dilution” sub-section that the costs of any issuance of shares of the Company’s common stock below the then current net asset value per share will be borne by all of the Company’s stockholders regardless of whether they purchase additional shares in such an offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please update the example in the “Key Stockholder Considerations – Example of Dilutive Effect of the Issuance of Shares Below NAV” sub-section to reflect the actual capital structure of the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Please update the disclosure in the second sentence of the “Key Stockholder Considerations – Other Considerations” sub-section to remove the following disclosure: “especially considering that the management fees would increase regardless of whether we offer shares of common stock below NAV or above NAV.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	If shares of the Company’s common stock may be issued below the then current net asset value per share in private placement transactions, please disclose that in the “Key Stockholder Considerations – Potential Investors.” In addition, please confirm that all the information required to be disclosed pursuant to Item 11(d) of Schedule 14A has been disclosed in the Proxy Materials.

Dominic Minore, Esq.

October 28, 2013

The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company confirms to the Staff on a supplemental basis that all the information required to be disclosed by the Company pursuant to Item 11(d) of Schedule 14A has been disclosed in the Proxy Materials.

9.	Please revise the disclosure in the “Key Stockholder Considerations – Potential Investors” sub-section to clarify that the Company’s management or other affiliated persons will participate on the same terms as any other purchasers in connection with any offerings of the Company’s common stock conducted pursuant to Proposal I.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Please incorporate by reference the information required by Item 13(a) of Schedule 14A.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

11.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00809) filed on October 10, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Dominic Minore, Esq.

October 28, 2013

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Dominic Minore, Esq.

October 28, 2013

Appendix A

[Edits to Proxy Statement]